

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2019

Stanton E. Ross
Chief Executive Officer
Digital Ally Inc.
9705 Loiret Boulevard
Lenexa, Kansas 66219

Re: Digital Ally Inc
Registration Statement on Form S-1
Filed September 5, 2019
File No. 333-233634

Dear Mr. Ross:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Dundas, Attorney Adviser, at (202) 551-3436 with any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: David Danovitch, Esq.